EXHIBIT 3.9

                                 Amendment No. 2
                                to the Bylaws of
                        CNL Hospitality Properties, Inc.


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                                                                      Exhibit A


                                 AMENDMENT NO. 2


                                TO THE BYLAWS OF


                        CNL HOSPITALITY PROPERTIES, INC.

         By resolutions adopted by a unanimous written consent of the Board of Directors of CNL Hospitality Properties, Inc. (the "Company"), the Board of Directors has authorized the following amendments to the Company's Bylaws:

         Section 11 of Article III is to be deleted in its entirety and replaced by the following:

         SECTION 11. COMPENSATION. Each Director is entitled to receive $6,000 annually for serving on the Board of Directors, as well as fees of $750 per meeting attended ($375 for each telephonic meeting in which the Director participates), including committee meetings. Directors that are members of a special committee are entitled to receive fees of $1,000 per day for service as representatives of such special committee in lieu of the above compensation (to the extent that such Directors devote in excess of three hours on such day to matters relating to such special committee). In addition to the above compensation, the Chairman of the Audit Committee shall be entitled to receive a fee of $750 per meeting attended with the Company's independent accountants ($375 for each telephonic meeting in which such Chairman participates) as a representative of the Audit Committee. The Company will not pay any compensation to the officers and Directors of the Company who also serve as officers and directors of the Advisor (as such term is defined in the Articles of Incorporation).

         The foregoing is certified as Amendment No. 2 to the Bylaws of the Company, adopted by the Directors (including a majority of the Independent Directors, as such term is defined in the Company's Amended and Restated Articles of Incorporation, as amended), as of April 30, 2001.



                                              /s/ Lynn E. Rose
                                              ---------------------------------
                                              Lynn E. Rose, Secretary